ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

May 22, 2008

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

From 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No.: 1-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”, The “Company” or “us”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated May 8, 2008.

For the convenience of the staff, I have transcribed the comment being addressed with Endo’s responses following thereafter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 8—Note Receivable, page F-32

1.	You disclosed that the note receivable of $46 million due from Vernalis Development at December 31, 2007 was secured by future royalty and milestone payments of the rights to market Frova in North America. Please disclose the following:

•	The factors that you considered in concluding that this loan was not impaired at December 31, 2007 and how you considered the uncertainty of the amount of sales and royalty payments in your analysis,

•	The assumptions used to determine the present value of the future royalty payments,

•	The assumptions used to determine the present value of the potential milestone payments,

•	How the withdrawal of the supplemental application of Frova with the FDA affects the present value of the royalty and milestone payments.

Please refer to paragraphs 8 and 10 of SFAS 114.

As of December 31, 2007 and through the filing of our Annual Report on Form 10-K on February 26, 2008, we performed an analysis of our note receivable in accordance with Statement of Financial Accounting Standards No. 114 (“SFAS 114”), Accounting by Creditors for Impairment of a Loan. In accordance with paragraphs 8 and 10 of SFAS 114, as a result of the deteriorating financial condition of Vernalis, we determined, as of December 31, 2007, that it was probable that we would be unable to collect all amounts due according to the contractual terms of the loan agreement, i.e. through cash payments of principal and interest from Vernalis.

In accordance with SFAS 114, impaired loans are required to be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. As evidenced by the negotiated loan settlement in February 2008, the loan with Vernalis was substantially collateral dependent. The loan was secured by certain assets of Vernalis and all amounts receivable by Vernalis from us pursuant to the license agreement. Upon foreclosure, we would have been able to seize the royalty-free rights to Frova® in the United States. Prior to the settlement of the note receivable in February 2008, since we believed that foreclosure was probable based on the terms of the loan agreement, we evaluated our note receivable for potential impairment by estimating the fair value of the collateral. As part of our year-end closing process and prior to the negotiated loan settlement, we preliminarily determined that the fair value of the collateral, utilizing cash flow assumptions similar to those discussed in more detail below, was sufficient to cover the amounts owed to us under the note receivable. We believe this is consistent with paragraphs 13 through 16 of SFAS 114.

As a result of the strong collateral position that we had in the loan agreement, the fair value of which was sufficient to cover all amounts owed to us pursuant to the note receivable, we entered into arms-length negotiations with our partner, Vernalis, to settle the loan agreement in such a way that we would at least recover all amounts owed to us under the note receivable. As a result of these negotiations, in February 2008, prior to the filing of our Annual Report on Form 10-K, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties and to settle the outstanding note receivable. Concurrent with this termination agreement, we entered into Amendment No. 4 to the License Agreement dated July 14, 2004 between Vernalis and the Company (Amendment No. 4). In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold under which no royalties will be due. This threshold is on annual net sales of less than $85 million. Prior to this amendment, royalties were payable by us on all net sales of Frova® in the United States. Once the annual minimum net sales threshold is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold. Pursuant to the termination agreement, Vernalis also made a cash payment to us of $7 million.

Our analysis of the fair value of the royalty stream that we acquired as a result of the settlement of the note receivable was performed using the present value of expected future cash flows using a discount rate of 11%, which we considered to be appropriate given the inherent risk in the timing and the amount of the estimated cash flows. Our estimate of the expected future cash flows was based on the royalty savings that we expect to realize as a result of Amendment No. 4. These royalty savings are based upon revenue projections of Frova® through 2018. Actual net sales of Frova® were $38.1 million, $40.6 million and $52.4 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing a compound annual growth rate of approximately seventeen (17) percent and an annual growth rate of approximately twenty-nine (29) percent from 2006 to 2007. Our probability weighted model pursuant to which we estimated expected future cash flows, analyzes two scenarios. Both Scenario I and Scenario II assumed an annual growth rate of 22% from 2007 to 2008. Scenario I assumed annual growth rates of seven (7) percent beginning in 2009 and continuing through 2015. Scenario II assumed annual declines in revenue of three (3) percent from 2008 to 2009 and five (5) percent beginning in 2010 and continuing through 2015 due to potential generic competition in the migraine market. We believe the rate of revenue decline in Scenario II to be conservative but reasonable. The migraine market tends to experience a high degree of brand loyalty as patients generally seem less willing to switch to an alternative product if they are having success with their current treatment. As such, we believe that the introduction of generic competition to the migraine market may likely not have an immediate and significant impact on our market share, but rather may have a more gradual impact over a number of years, thus causing the type of revenue declines forecasted in Scenario II. In each Scenario, we assumed that revenue curtails sharply after 2015, the year in which the patent covering the product expires. We believe that Scenario I revenue forecasts are reasonable based on the recent growth rates in product sales as well as our plan to continue our marketing and promotional efforts in support of the product.

Our revenue projections do not assume any incremental sales associated with our then pending sNDA for Frova® as a short-term preventative treatment for menstrual migraine, which sNDA we withdrew in April 2008. Nor have we included any milestone payments as none are expected to be reached based on our projections.

Based upon our probability weighted valuation analysis, the fair value of the royalties that we would have otherwise been required to pay plus the $7 million cash payment made by Vernalis to us in February 2008 was slightly in excess of the amounts Vernalis owed to us. Therefore, after considering these subsequent events, we concluded that a valuation allowance was not required as of December 31, 2007 or upon settlement in February 2008.

Given the fact that we terminated the loan agreement and settled the note receivable subsequent to December 31, 2007 prior to the filing of our Annual Report on Form 10-K and disclosed such information in our Form 10-K, we respectfully request that we revise our disclosures in our future SEC filings to provide the information requested by the Staff as it relates to the settlement of this note receivable. We would expand our disclosure in future filings to include the following:

In February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties and to settle the outstanding note receivable. Concurrent with the termination agreement, we entered into Amendment No. 4 to the License Agreement dated July 14, 2004 between Vernalis and the Company (Amendment No. 4). In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Prior to this amendment, royalties were payable by the Company on all net sales of Frova® in the United States. Once the annual minimum net sales amount is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold. Pursuant to the termination agreement, Vernalis also made a cash payment to the Company of $7 million.

Our analysis of the fair value of the royalty stream that we acquired as a result of the settlement of the note receivable was performed using the present value of expected future cash flows using a discount rate that we considered to be appropriate given the inherent risk in the timing and the amount of estimated cash flows. Our estimate of expected future cash flows is based on the royalty savings that we expect to realize as a result of Amendment No. 4. These royalty savings are based upon revenue projections of Frova® through 2018. Net sales of Frova® were $38.1 million, $40.6 million and $52.4 million for the years ended December 31, 2005, 2006 and 2007, respectively, representing a compound annual growth rate of approximately seventeen (17) percent. Our probability weighted model analyzes two scenarios, one having revenue growth through 2015 and the other assuming declines in revenue beginning in 2009 due to potential generic competition in the migraine market.

Based upon our analysis, the fair value of the royalties that we would have otherwise been required to pay plus the $7 million cash payment made by Vernalis to us in February 2008 was sufficient to cover the amounts Vernalis owed to us. Therefore, we concluded that an impairment charge was not required upon settlement in February 2008.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Note 4. Marketable Securities, page 11

2.	You classified $303.3 million in auction-rate securities as long-term investments. You disclosed that these securities became illiquid due to recent failed “Dutch auctions”. Please disclose the following:

•	The dollar amount of your auction-rate securities comprised of student loans classified according to the underlying credit rating, excluding the financial guarantee credit rating,

•	The dollar amount of your auction-rate securities comprised of municipal bonds classified according to the underlying credit rating, excluding the financial guarantee credit rating,

•	The “penalty” or “maximum” interest rates and the related amounts that you earn on student loan and municipal bond auction-rate securities for which there is insufficient demand at “Dutch auction”,

•	The range of your exposure to losses given that auction rate securities have been trading recently at significant discounts to their par amount,

•	The significant assumptions used in your valuation methods, including the illiquidity assumption, if applicable.

In response to the staff’s comments we will revise our disclosures in future filings to add the following:

The following table sets forth the fair value of our long-term auction-rate securities by type of security and underlying credit rating as of March 31, 2008 (in thousands):

	Underlying Credit Rating(1)
	AAA	AA	Total
Underlying security:

Student loans	$236,983	$57,356	$294,339
Municipal bonds	—	9,006	9,006

Total auction-rate securities included in long-term marketable securities	$236,983	$66,362	$303,345

(1)	Our auction-rate securities maintain split ratings. For purposes of this table, securities are categorized according to their lowest rating.

As of March 31, 2008, the yields on our long-term auction-rate securities related to student loans ranged from 3.50% to 14.0%. The yield on our long-term auction-rate securities related to a municipal bond was 3.91%. These yields represent the predetermined “maximum” reset rates that occur upon auction failures according to the specific terms within each security’s prospectus. As of March 31, 2008, the weighted average yield for all of our long-term auction-rate securities was 6.20%. Total interest earned on our auction-rate securities during the three months ended March 31, 2008 was $5.7 million.

In estimating the fair value of our auction-rate securities, the Company determined the interest payable on municipal bonds with comparable ratings on a state-by-state basis for each maturity date. The Company calculated the present value (not exceeding 100%) of each auction-rate security, assuming that the current interest rate being paid on each security as of March 31, 2008 would not change until maturity. The Company further applied a series of discounts as follows:

➢	a 3% discount for loss of liquidity;

➢	an additional 2% discount to securities for which the applicable percentage rate (“APR”) to be applied in calculating the interest rate to be paid is 125%; and

➢	an additional 1% discount applied to securities for which the APR is 150%.

These discounts were reduced by 1% on securities having a current interest rate greater than 10%. A 0.5% reduction was applied to securities having a current interest rate between 8% and 10%.

In response to the staff’s comments we will also revise in future filings our liquidity disclosures under Managements Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources to add the following:

We believe our exposure to loss is limited, despite the current illiquidity in the marketplace. We do not own any collateralized debt obligations or other types of mortgage-backed securities that have recently been trading at significant discounts to their par amount. In addition, the underlying credit ratings of our securities are AA or better and issuers have been promptly making interest payments. Subsequent to March 31, 2008, and through the date of this letter,, we divested $30.5 million of our original par value investments, either through successful auctions or mandatory tenders by the issuers, potentially indicating an improvement in market liquidity. Of this $30.5 million of original par value securities, $20.0 million was classified as short-term marketable securities at March 31, 2008. Further, we do not employ an asset management strategy or tax planning strategy that would require us to sell any of our existing securities at a loss, and none of our third-party investment advisors have discretion to make investment decisions or execute investment transactions without our consent. Furthermore, there have been no adverse changes in our business or industry that could require us to sell the securities at a loss in order to meet working capital requirements.

Note 8. Note Receivable, page 22

3.	Please tell us the basis for reclassifying your note receivable balance in your March 31, 2008 Form 10-Q of $46.7 million to an intangible asset upon your amendment to the loan agreement in February 2008 given the uncertainty in future sales levels.

We supplementally inform the staff that, in February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties and to settle the outstanding note receivable. Concurrent with the termination agreement, we entered into Amendment No. 4 to the License Agreement dated July 14, 2004 between Vernalis and the Company (Amendment No. 4). In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Prior to this amendment, royalties were payable by us to Vernalis on all net sales of Frova® in the United States. Now, once the annual minimum net sales amount is reached, royalty payments will be due only on the portion of annual net sales that exceed the threshold. In summary, we received a cash payment from Vernalis of $7 million and acquired an intangible asset representing a future royalty stream on the net sales of Frova® as consideration for the settlement of the note receivable.

In determining the appropriate accounting treatment for this transaction, we reviewed the guidance in FASB Concept Statement 6 Elements of Financial Statements (CON 6). CON 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” An asset has the capacity to serve the entity by being exchanged for something else of value to the entity, by being used to produce something of value to the entity, or by being used to settle its liabilities. Among other examples, CON 6 states that anything that creditors or others commonly accept in settlement of liabilities has future economic benefit, and anything that is commonly used to produce goods or services, whether tangible or intangible and whether or not it has a market price or is otherwise exchangeable, also has future economic benefit.

To assess whether a particular item constitutes an asset of a particular entity at a particular time requires at least two considerations in addition to the general kinds of evidence just described: (a) whether the item obtained by the entity embodied future economic benefit in the first place and (b) whether all or any of the future economic benefit to the entity remains at the time of assessment.

CON 6 also states that an entity acquires assets in exchanges with other entities by sacrificing other assets or by incurring liabilities to transfer assets to the other entity later.

We believe the royalty savings obtained as a result of amending our license agreement with Vernalis meet the definition of an asset under CON 6. The license agreement embodied future economic benefits primarily in the form of future royalty streams due to Vernalis. Upon settlement of the loan agreement, we settled the note receivable in return for a $7 million cash payment and these future economic benefits in the form of royalty savings and thus acquired an asset in the process. Under SFAS 141, Business Combinations, assets (not including financial assets) that lack physical substance are intangible assets. As such, we concluded that the asset obtained from Vernalis, as payment of the remaining note receivable balance, was an intangible asset.

Further, we concluded that the most appropriate value to assign to the intangible asset was the remaining book value of the note receivable surrendered. The transaction was in substance the receipt of a nonmonetary asset in exchange for a monetary asset, the note receivable. Accordingly, we paid for the intangible asset with the note receivable. Under SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. Like other exchange transactions generally, acquisitions are measured on the basis of the fair values exchanged. In exchange transactions, the fair values of the net assets acquired and the consideration paid are assumed to be equal, absent evidence to the contrary. Thus, the “cost” of an acquisition to the acquiring entity is equal to the fair values exchanged and no gain or loss is generally recognized.

Therefore, the intangible asset recorded on our books equaled the book value of the note receivable surrendered, after applying the $7 million payment received from Vernalis, or $46.7 million. As more fully described under question 1. above, the fair value of the royalties that we would have otherwise been required to pay, plus the $7 million cash payment made by Vernalis to us in February 2008 was slightly in excess of the amounts owed to us. Therefore, recording the intangible asset at an amount above the carrying value of the note receivable would have resulted in a gain, although not a material one, on the transaction. We believe this contradicts the guidance in SFAS 142.

In reaching our conclusion, we also reviewed the guidance in SFAS 157, Fair Value Measurements (SFAS 157). SFAS 157 provides that when one of the parties to a non-monetary transaction could have elected to receive cash in lieu of the non-monetary asset, the amount of cash that would have been received may be the best evidence of fair value of the non-monetary assets exchanged. Further, we believe the transaction qualifies as an orderly transaction between market participants at the measurement date. As such, the transaction price equals the exit price and, therefore, represents the fair value of the asset or liability at initial recognition. Further, any gain would be contingent upon the realization of certain net sales amounts in future periods. As such, deferral of any gain is consistent with the guidance in SFAS 5, Accounting for Contingencies and SAB 104, Revenue Recognition.

We believe the uncertainty in future sales levels is properly considered as part of our fair value calculation and is consistent with the fair value techniques outlined by SFAS 157 and Concept Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements (CON 7). We believe this methodology is consistent with the approach that would be used for an intangible asset acquired either individually or as part of a business combination for which the fair value is estimated using a present value technique under SFAS 142. Going forward, our intangible asset will be subject to the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

Finally, we draw an analogy to EITF 89-14, Valuation of Repossessed Real Estate (EITF 89-14). Although we did not legally foreclose on the collateral, we obtained a substantive portion of its economics. In EITF 89-14, the Task Force reached a consensus that foreclosed property should be recorded at the lower of the net amount of the receivable or fair value of the property.

****

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4112).

Very truly yours,

/S/ CHARLES A. ROWLAND, JR.
Charles A. Rowland, Jr. Executive Vice President, Chief Financial Officer and Treasurer